FORM 4

☐ **Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).**

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

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1. Name and Address of Reporting Person* Textor Donald F. 381 Lattingtown Road Locust Valley NY 11560	2. Issuer Name and Ticker or Trading Symbol EOG Resources, Inc. (EOG)		6. Relationship of Reporting Person(s) to Issuer (check all applicable) _X_ Director ___ 10% Owner ___ Officer (give title below) ___ Other (specify below)
	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Day/Year 10/31/2002	
		5. If amendment, Date of Original (Month/Day/Year)	7. Individual or Joint/Group Filing (Check Applicable Line) _X_ Form filed by One Reporting Person ___ Form filed by More Than One Reporting Person

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of Security (Instr. 3)	2. Transaction Date (mm/dd/yy)	2A. Deemed Execution Date, if any (mm/dd/yy)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, & 5)			5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3, & 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price			
Common Stock - Phantom (Reclassified from Table II)	10/31/02		J		1,657	A	35.96		D	
Common Stock - Phantom	10/31/02		A		1.842	A	37.03	1,659	D	
Common Stock	10/31/02							5,000	D	

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).
Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Form 4 (cont.)

1. Name and Address of Reporting Person
Textor Donald F.
381 Lattingtown Road
Locust Valley NY 11560

2. Issuer Name and Ticker or Trading Symbol
EOG Resources, Inc. (EOG)

4. Statement for Month/Day/Year
10/31/2002

Table II -Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1. Title of Security (Instr. 3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (mm/dd/yy)	3A. Deemed Execution Date, if any (mm/dd/yy)	4. Transaction Code (Instr. 8)		5. No. of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, & 5)		6. Date Exercisable and Expiration Date (mm/dd/yy)		7. Title and Amount of Underlying Securities (Instr. 3 & 4)		8. Price of Derivative Security (Instr. 5)	9. No. of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3, & 4)	10. Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares				
Common Stock - Phantom (Reclassified to Table I)	$35.96	10/31/02		D			1,657			Common Stock	1,657		0		

Explanation of Responses:

By:/s/ DONALD F. TEXTOR
Donald F. Textor
**Signature of Reporting Person

10/31/02
Date

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, See Instruction 6 for procedure.
Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Form 4 (cont.)

1. Name and Address of Reporting Person
Textor   Donald   F.
381 Lattingtown Road
Locust Valley NY 11560

2. Issuer Name and Ticker or Trading Symbol
EOG Resources, Inc. (EOG)

4. Statement for Month/Day/Year
10/31/2002

POWER OF ATTORNEY

Know all by these presents, that the undersigned, Donald F.

Textor, hereby constitutes and appoints each of Barry Hunsaker,

Jr., Patricia L. Edwards and Vickie L. Graham, signing singly,

the undersigned's true and lawful attorney-in-fact to:

(1) execute for and on behalf of the undersigned, in the

undersigned's capacity as an officer and/or director of EOG

Resources, Inc. ("Company"), Forms 3, 4, and 5 in accordance

with Section 16(a) of the Securities Exchange Act of 1934

and the rules thereunder;

(2) do and perform any and all acts for and on behalf of the

undersigned which may be necessary or desirable to complete

and execute any such Form 3, 4, or 5, complete and execute

any amendment or amendments thereto, and timely file such

form with the United States Securities and Exchange

Commission and any stock exchange or similar authority; and

Form 4 (cont.)

1. Name and Address of Reporting Person
Textor   Donald   F.
381 Lattingtown Road
Locust Valley NY 11560

2. Issuer Name and Ticker or Trading Symbol
EOG Resources, Inc. (EOG)

4. Statement for Month/Day/Year
10/31/2002

(3) take any other action of any type whatsoever in
connection with the foregoing which, in the opinion of such
attorney-in-fact, may be of benefit to, in the best interest
of, or legally required by, the undersigned, it being
understood that the documents executed by such attorney-in-
fact on behalf of the undersigned pursuant to this Power of
Attorney shall be in such form and shall contain such terms
and conditions as such attorney-in-fact may approve in such
attorney-in-fact's discretion.

The undersigned hereby grants to each such attorney-in-fact full
power and authority to do and perform any and every act and thing
whatsoever requisite, necessary, or proper to be done in the
exercise of any of the rights and powers herein granted, as fully
to all intents and purposes as the undersigned might or could do
if personally present, with full power of substitution or
revocation, hereby ratifying and confirming all that such
attorney-in-fact, or such attorney-in-fact's substitute or

Form 4 (cont.)

 1. Name and Address of Reporting Person
Textor   Donald   F.
 381 Lattingtown Road
 Locust Valley NY 11560

2. Issuer Name and Ticker or Trading Symbol
EOG Resources, Inc. (EOG)

4. Statement for Month/Day/Year
10/31/2002

substitutes, shall lawfully do or cause to be done by virtue of

this power of attorney and the rights and powers herein granted.

The undersigned acknowledges that the foregoing attorneys-in-

fact, in serving in such capacity at the request of the

undersigned, are not assuming, nor is the Company assuming, any

of the undersigned's responsibilities to comply with Section 16

of the Securities Exchange Act of 1934.

This Power of Attorney shall remain in full force and effect

until the undersigned is no longer required to file Forms 3, 4,

and 5 with respect to the undersigned's holdings of and

transactions in securities issued by the Company, unless earlier

revoked by the undersigned in a signed writing delivered to the

foregoing attorneys-in-fact.

IN WITNESS WHEREOF, the undersigned has caused this Power of

Attorney to be executed as of this 24 day of September, 2002.

Signature:_____/S/ DONALD F. TEXTOR_

Form 4 (cont.)

1. Name and Address of Reporting Person
Textor   Donald   F.
381 Lattingtown Road
Locust Valley NY 11560

2. Issuer Name and Ticker or Trading Symbol
EOG Resources, Inc. (EOG)

4. Statement for Month/Day/Year
10/31/2002

PrintName:Donald F.Textor